Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569


06011574

8 March 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE
BANK

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely



Dennis Leong
Company Secretary

dlw 3/13

Macquarie Bank Limited.

File Number: 82-34740



Macquarie Bank Limited
Investor Presentation
Richard Sheppard
Deputy Managing Director
March 2006

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie).

Unless otherwise specified all information is for the six months ended 30 September 2005 and increases are on the prior corresponding half year



Growth in profit since listing
$Am
900
800
700
600
500
400
300
200
100
0
Profit on formation of Macquarie Goodman Group
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005*
2006**



The broad strategy
Other international markets
Asia-Pacific
Australia
Focused
Broad investment banking
Full-service



Diversified businesses
Investment banking 35%
Asset & wealth management 31%
Mergers and acquisitions, advisory and underwriting
Infrastructure, property and other specialist funds
Institutional stockbroking
Retail and wholesale funds management and private client broking
Financial products
Commodities
Banking and securitised lending
FX, futures, treasury and debt markets
Equipment and other leasing
Equity derivatives
Property lending
Other lending
Lending 12%
Financial markets 22%
Contribution to income for the period ended 30 September 2005

Update since interim result

- All businesses are performing well
- Broking businesses continue to experience good domestic and international equity market conditions
- Many major transactions, solid IPO and new issuance market
- Australian property market
  - Residential - starting to stabilise after 2 yr downturn; Retail - moderating from exceptionally high levels; Office - upswing phase
- However, for equity derivatives, exceptional trading conditions seen in key EMG markets in 1H06 have not been repeated in 2H06
  - Domestic volumes have remained flat, while volumes in Hong Kong have declined from highs of Sep 05
- As expected, no significant performance fees from listed specialist funds
- No large oil and gas realisations

Some events since the interim result
(November 15, 2005)

The Americas

- **Aquarion** - $US860m New England water utility acquired by Macquarie-led consortium
- **Icon Parking** – $US634m Manhattan car park company acquired by Macquarie-led consortium
- **Canadian healthcare** – acquired 81% interest in 2 healthcare projects in British Columbia
- **Macquarie Countrywide** – increases exposure to US property – expands stake in First Washington to 75%
- **Macquarie Office** – settlement on $A1.6b JV with leading Sth Californian landlord, Maguire Properties
- **Smarte Carte** – acquired $US270m baggage cart, locker and stroller business operating predominantly in US
- **Indiana Toll Road** – MIG-Cintra Consortium announced preferred bidder for $US3.85b US highway
- **Cook Inlet** – physical gas trading business in California – integration proceeding well, strong performance since acquisition
- **Acquisition of specialist maritime port team** – small team based in Nth America & Australia, focus on acquisition and management of port investments

Asia

- **MIREF** – IPO postponed due to softening of Singapore's REIT market and recent significant capital raisings
- **Taiwan Broadband Communications** – $A1.2b Taiwanese cable television network provider acquired by MMG (60%) and MBL (40%)

Some events since the interim result
(November 15, 2005)

Europe and the Middle East

- **London Stock Exchange** offer lapsed
- Successful **MAP recommended tender offer for Copenhagen Airports** – became majority shareholder with more than 53% of the shares, Danish State retained its 39.2% interest
- **Autoroutes Paris-Rhin-Rhône motor network** – Eiffage-MIG-MEIF consortium preferred bidder for €12.1b French toll road business

Australia/New Zealand

- **Macquarie Wrap Solutions** FuA $A17.7b at 31 December 2005
- **RVNZ, a joint venture between Macquarie and FKP Property** acquired through a public takeover 82% of Metlifecare, **New Zealand's largest retirement village owner and operator and separately 100% of Private Lifecare**
- **Macquarie Media Group** – $A550m ASX listing, seed asset Macquarie Regional Radioworks
- **Westlink M7** – MIG-Transurban consortium opened the $A2.2 billion western Sydney motorway 8 months ahead of schedule

All businesses have been operating well

- **Investment Banking** - expect 2H06 to be significantly lower than 1H06 and 2H05 due to performance fees
  - underlying business continues to perform strongly - growth in staff numbers, offices, equity under management
  - overall: expect FY06 to be up on pcp
- **Treasury and Commodities** - expect 2H06 to be well down on very strong 1H06
  - strong results across all divisions
  - growing US business: energy, commodities
  - overall: expect full year to be up on pcp

All businesses have been operating well

- **Banking and Property** – expect 2H06 to be up on 1H06
  - all major businesses performing well
  - Mortgages Australia very strong market share growth
  - substantial growth in property funds under management
  - substantial investments in new business limiting current year profit growth
  - overall: expect FY06 to be up on pcp (excluding one-off gain from Macquarie Goodman Group)
- **Equity Markets** – expect 2H06 to be down substantially relative to 1H06
  - poor market conditions in Hong Kong in 2H06
  - business in Australia and South Africa has been quieter in 2H06
  - overall: expect FY06 to be well up on pcp

All businesses have been operating well

- **Financial Services** - expect 2H06 to be down relative to 1H06
  - due to seasonality, deal flow and increased investment in 2H06
  - overall: expect FY06 to be up on pcp
- **Funds Management** – expect 2H06 to be marginally ahead of 1H06
  - overall: expect FY06 to be up on pcp


Continued growth in Assets Under Management
$Ab
140
120
100
80
60
40
20
0
FSG/FMG Wholesale
FSG/FMG Retail
Other Specialist
Property
Infrastructure
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005¹
Jan 2006

¹ Redefined in Sep 2005 and comparatives for March 2005 restated

Internationalisation continues

International income was 46% of total income at 1H06*

$Ab

- The Americas
- Europe and Africa
- Asia Pacific
- Australia

2000 2001 2002 2003 2004 2005 Sept 05

* Excluding earnings on capital

Internationalisation continues

- Institutional holders account for around 70% of the stock
- Staff hold approx. 5% of issued capital, other retail around 25%

- MBL Staff
- Retail
- Asian Institutions
- European Institutions
- North American Institutions
- Australian Institutions

2003 2006

Data at 22 August 2003 and 23 January 2006

Strong investment in staff

- Over 7,600 staff, up 16% from March 2005
- Over 2,300 international staff, up 32% from March 2005

Staff numbers

- Australian staff
- International staff

1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 Dec 2005

Staff numbers at 31 March year end

Risk management processes

- Culture of strong risk management process and transparent management reporting
- New initiatives build on existing competencies, or are developed with partners or joint venturers
- Risk commitments generally start small
- Particular controls and standards in offshore offices include:
  - Strong local management
  - Frequent management visits
  - Frequent internal audit reviews
  - Mix of experienced Macquarie staff and new staff
  - Central oversight of risk management
  - Centralised payment control

Seed assets have increased during 2005/06 reflecting high business activity

Current Seed Assets

Recycled Seed Assets

Seed assets will continue to be recycled

Forthcoming infrastructure-related asset sales

$Amillion	Equity*	To	Expected Timing
Korea	293	Korean investors & MKIF	Mar-Jun 06
Taiwan	274	Taiwanese investors	Mar-Jun 06
North America	514	New funds, US & UK investors	Jun-Sep 06
UK / Europe	444	New funds, UK & European investors	Jun-Sep 06
Aust / NZ	288	Australian investors	Mar-Sep 06
TOTAL	1,813		

* Funded positions and commitments yet to complete, but excluding investments in Macquarie managed funds

Capital management

→ Expect Tier 1 capital ratio could be down at balance date from 30 September 05 levels, but will still be conservatively capitalised



Tier 1 Capital
$Ab
Tier 1 Ratio (%)
Tier 1 deductions
MPS
MIS
CPS
Ordinary equity pre deductions
Tier 1 ratio
1997 1998 1999 2000 2001 2002 2003 2004 2005 Sep 2005

19

Specialist funds

→ Recent trends for increasing levels of inflation and interest rates
- → Infrastructure assets can typically accommodate higher levels of debt than other businesses due to sustainable and predictable cashflows
- → Infrastructure assets typically have substantial interest rate hedging
- → In addition, infrastructure assets typically have inflation-linked revenue streams
- → Hedged debt and revenue linked to inflation means infrastructure assets are substantially protected from increases in interest rates driven by inflationary pressures

20

Specialist funds (cont)

→ Increasing customers for assets and services
- → Airports – 110m passengers pa
- → Roads – 2m cars per day
- → Water – 1.9m households
- → Electricity transmission – 10m households
- → Broadcast communication – 60m+ people reached
- → Aged care – 10,000 beds

→ Provided by experienced asset managers
- → Sector specific experience – roads, airports, utilities, aged care, ports
- → Geography specific – local knowledge for local assets

→ Strong performance from listed funds since inception

21

Equity investments*



$Am
3,000
2,500
2,000
1,500
1,000
500
0
2001 2002 2003 2004 2005 Jan 06
Other equity investments

*Comprises investments in listed and unlisted equity securities at cost. 31 March each year except 31 January 2006

22

Equity investments – market vs. cost

Market value at 31 Jan 2006 is $A630m above cost



$Am
Market value*
Cost
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2000 2001 2002 2003 2004 2005 Jan 2006

*Selected investments only. Other investments shown at cost. Market value as at 31 January 2006

23

Outlook

→ Our current expectation is that FY06 will be slightly up on the record FY05 result of $A823m
- → Despite the fact FY05 included one-off gain from Macquarie Goodman Group
- → IFRS expected to have marginal negative impact

→ As foreshadowed, no significant performance fees from listed specialist funds in 2H06

→ Deal pipeline continues to be satisfactory overall, including investment banking and ECM

→ There is some possible upside from specialist fund initiatives and asset realisations as foreshadowed at Interim
- → Timing of a few large transactions will effect result

24

Medium term outlook

- We continue to be well placed due to:
  - Good businesses
  - Diversification
  - Benefits of strategic initiatives
  - Committed quality staff
  - Effective prudential controls
- Subject to market conditions not deteriorating materially, we expect:
  - Continued growth in revenue and earnings across most businesses over time
  - Continued good growth in international businesses

25

Appendices

26



Managing important assets across the globe
Acquired post 1 April 2004
Acquired prior to 1 April 2004
Roads Property Airports Communications Utilities Transport services Other
27



Full service in Australia
Growth since 2000 Staff: 3,744 to 5310
Full Service
Focused businesses
in New Zealand
Staff: 32 to 103



Broad investment banking in Asia
Growth since 2000 Staff: 120 to 1021



Focused businesses in the Americas
Growth since 2000 Staff: 94 to 606

Focused businesses in Europe, Africa & the Middle East

Growth since 2000　　Staff: 80 to 581

LONDON
- Infrastructure finance & advisory
- Agricultural commodities marketing, trading & structuring
- Debt markets
- Futures broking
- Equity derivatives & structured products
- Cross border leasing
- Institutional stockbroking & research
- Corporate finance & advisory
- Wholesale property equity raising
- Property financing
- Property investment banking
- Infrastructure funds mgt
- Metals and energy capital finance, structuring & trading
- Property funds mgt
- Energy markets derivatives trading & structuring
- Leasing (London, Ipswich)

DUBLIN
- Leasing

PARIS
- Institutional stockbroking
- Corporate finance & advisory

GENEVA
- Institutional stockbroking

ZURICH
- Financial products

FRANKFURT
- Corporate finance & advisory
- Infrastructure finance & advisory
- Cross border leasing
- Institutional stockbroking

MUNICH
- Equity derivatives & structured products

VIENNA
- Corporate finance & advisory
- Cross border leasing

MILAN
- Mortgages origination

ROME
- Infrastructure asset mgt
- Mortgages origination

JOHANNESBURG
- Corporate finance & advisory
- Equity derivatives & structured products
- Capital markets structuring
- Property investment banking

CAPE TOWN
- Infrastructure finance & advisory
- Infrastructure funds mgt

ABU DHABI
- Treasury and commodities
- Corporate finance & advisory

Johannesburg

Cape Town

Added post March 2000

Includes all businesses at February 2006. Staff numbers at 31 Dec 200

31

Glossary

2H05	Half-year ended 31 March 2005
1H06	Half-year ended 30 September 2005
2H06	Half-year ended 31 March 2006
€	Euro
$A	Australian Dollars
AIFRS	Australian standards that are equivalent to International Financial Reporting Standards
b	billion
CEU	ConnectEast
CCM	Equity Capital Markets
EMG	Equity Markets Group
FMG	Funds Management Group
FSG	Financial Services Group
FUA	Funds under Administration
FX	Foreign Exchange
FY05	Full year ended 31 March 2005
FY06	Full year ended 31 March 2006
HK	Hong Kong
IFRS	International Financial Reporting Standards
IPO	Initial Public Offering
JV	Joint Venture
KIECO	Korean Independent Energy Corporation
KRIF	Korean Road Infrastructure Fund
KRW	Korean Won
m	million
MAG	Macquarie Airports Group

32

MAP	Macquarie Airports
MBL	Macquarie Bank Limited
MCAG	Macquarie Capital Alliance Group
MCG	Macquarie Communications Group
MCW	Macquarie CountryWide Trust
MEIF	Macquarie European Infrastructure Fund
METC	Michigan Electric Transmission Company
MGPA	Macquarie Global Property Advisors
MGG	Macquarie Goodman Group
MIC	Macquarie Infrastructure Company Trust
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Fund
MIREF	Macquarie International Real Estate Fund
MKIF	Macquarie Korea Infrastructure Fund
MMG	Macquarie Media Group
MMP	Macquarie MEAG Prime Real Estate Investment Trust
MOF	Macquarie Office Trust
MREEF	Macquarie Real Estate Equity Fund
NMRE	Novera Macquarie Renewable Energy
NZ	New Zealand
pcp	prior corresponding period
REIT	Real Estate Investment Trust
RVNZ	Retirement Villages New Zealand (JV between FKP Property Group and Macquarie Bank)
UK	United Kingdom
$US	American Dollars
US	United States of America

33